Writer’s Direct Number (212) 756-2407	Writer’s E-mail Address Stuart.Freedman@srz.com

January 9, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Loan Lauren P. Nguyen

	Re:	Keane Group, Inc.
Registration Statement on Form S-1
Filed December 14, 2016
File No. 333-215079 (the “Registration Statement”)

Dear Ms. Nguyen:

On behalf of Keane Group, Inc. (the “Company”), we have filed simultaneously Amendment No. 1 to the Registration Statement (“Amendment No. 1”) addressing comments contained in the Comment Letter (as defined below).

We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated January 6, 2017, concerning the Registration Statement (the “Comment Letter”), and respond below.

For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The Company’s responses to the Staff’s comments are as follows:

Use of Proceeds, page 47

1.	Please revise to disclose here the specific amount of your offering proceeds that you will use to repay your Existing Term Loan Facility.

The Company acknowledges the Staff’s comment and has revised Amendment No. 1 accordingly.

Principal and Selling Stockholders, page 123

2.	Revise to provide beneficial ownership information as of the most recent practicable date. We note that you have provided information as of September 30, 2016. Refer to Item 403 of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised Amendment No. 1 accordingly.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 756-2407.

Very truly yours,

/s/ Stuart D. Freedman

Stuart D. Freedman

CC:	Joseph Klinko, the Securities and Exchange Commission
Jenifer Gallagher, the Securities and Exchange Commission
Jason Langford, the Securities and Exchange Commission
Gregory L. Powell, Keane Group, Inc.
Brian Coe, Keane Group, Inc.
Antonio L. Diaz-Albertini, Schulte Roth & Zabel LLP